Steven R. Jacobs (210) 978-7727 (Direct Dial) (210) 242-4640 (Direct Fax) sjacobs@jw.com

May 30, 2019
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-7010

Attention:	Tracey L. Houser,
Alfred P. Pavot, Jr.,
Edward M. Kelly,
Kathryn McHale

Re:	XPEL, Inc.
Amendment No. 2 to the Registration Statement on Form 10 filed
May 30, 2019
File No. 1-38858
Ladies and Gentlemen:
We are writing on behalf of our client, XPEL, Inc. (“XPEL” or the “Company”), in response to the Staff’s oral comments of May 14, 2019. All references in this letter to the Registration Statement refer to Amendment No. 2 to the Company’s Registration Statement on Form 10 filed with the Commission today. For purposes of convenience, we have repeated the Staff’s comments and set forth XPEL’s responses below the comment to which they relate:
Amendment No. 1 to the Registration Statement on Form 10 filed April 24, 2019
Staff Comment #1.    Please ensure that your exhibits have been filed in their executed form. For example, we note your distribution agreement is filed in form only.
Response: In response to the Staff’s comment, the Company has refiled all exhibits that had not previously been filed in their executed form, including the Company’s distribution agreement with the China distributor.

United States Securities and Exchange Commission May 30, 2019

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Please feel free to contact the undersigned at (210) 978-7727 or Barry R. Wood, XPEL’s Chief Financial Officer, at (210) 678-3738, should you have any questions or wish to request additional information regarding this matter.
Very truly yours,
/s/ Steven R. Jacobs
Steven R. Jacobs
SRJ:mdw

cc:	Ryan L. Pape